

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2022

Wensheng Liu
Chief Executive Officer
ETAO International Co., Ltd.
1460 Broadway, 14th Floor
New York, NY 10036

> **Re: ETAO International Co., Ltd.**
> **Amendment No. 1 to Draft Registration Statement on Form F-4**
> **Submitted September 30, 2022**
> **CIK 0001939696**

Dear Wensheng Liu:

    We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-4 Submitted September 30, 2022

Cover Page

1.   We have reviewed your revisions in response to our prior comment 3, which we reissue in part. We note the use of "ETAO's VIEs" on page 143 and "its VIEs" on page F-55 to describe the business operations of the VIEs. Please revise to remove these possessive terms. We note also the reference to "our VIEs" on page 68.

Questions and Answers About the Proposals

What equity stake will current shareholders of the Company and ETAO Equityholders hold in the Combined Entity after the Closing ?, page 7

2.   We note your response to our prior comment 8, which we reissue. Our comment requested disclosure of the impact of redemptions on the effective underwriting fee, i.e., disclosure of the fact that as redemptions increase, the effective underwriting fee per share will increase for each non-redeeming shareholder. Please revise to present the effective underwriting fee on a percentage basis at each redemption level.

Summary of the Proxy Statement/Prospectus, page 19

3.   We note your revisions in response to our prior comment 9 and reissue in part. Please explain in your prospectus what the percentages in your organization chart on page 20 represent. To the extent that those percentages correspond to the contractual interest that ETAO has in the VIE, please say so. Additionally, please revise to disclose the person or entity that owns the equity in each depicted entity. We also note your disclosure that "ETAO may have to incur substantial costs and expend additional resources to enforce such arrangements" under the risk factor titled, "*ETAO relies on contractual arrangements with the VIEs and their shareholders for a large portion of ETAO's business operations. These arrangements may not be as effective as direct ownership in providing operational control. Any failure by the VIEs or their shareholders to perform their obligations under such contractual arrangements would have a material and adverse effect on ETAO's business.*" Please include this statement in the section titled, "Summary of challenges and risks involved in the VIE Arrangements and enforcing the VIE Agreements" within the Summary of the Prospectus.

4.   We have reviewed your revisions in response to our prior comment 11. We note your disclosure that you relied on advice from your PRC counsel, Jingtian & Gongcheng to determine that you were not required to obtain permissions from PRC governmental authorities. Please file a consent from Jingtian & Gongcheng as an exhibit.

Parties to the Business Combination

High Tech Drug Development/Telemedicine, page 26

5.   Please expand your disclosure to describe in more detail the business of DNurse and DTalks. Address in your revisions the extent to which these entities rely on the collection of user data.

Risks Related to Doing Business in China, page 42

6.   We note your response to our prior comment 19, which we reissue in part. Please revise your summary of risk factors to specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time.

Risk Factors
Risk Factors Relating to ETAO's Corporate Structure
ETAO is subject to significant challenges and risks involved in the VIE Arrangements and enforcing the VIE Agreements..., page 68

7.   We have reviewed your revisions in response to our prior comment 24 and reissue in part. We note your statement that ETAO is subject to the risk of "regulatory review of overseas listing of PRC companies through a special purpose vehicle . . . " that is "due to the uncertainty of the interpretation and application of the PRC laws and regulations." Please revise these statements to acknowledge the risk that the Chinese government may exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers and acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Risks Related to Government Regulation
Our business is subject to complex and evolving Chinese and international laws and regulations...., page 90

8.   We note your response to comment 25, which we reissue in part. Revise your disclosure to affirmatively disclose to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Background of the Business Combination, page 135

9.   We note your revisions in response to our prior comment 33. Please revise to specify which individuals from ETAO and MCAE attended the due diligence meetings disclosed on pages 137 and 138. Please also specify who attended the January 20, 2022 group videoconference.

10.   We note your revisions in response to our prior comment 34 and reissue in part. Please revise to include the financial projections provided to MCAE from ETAO. In this regard, we note that you have provided a summary of the financial projections. To provide investors with sufficient information to evaluate the forecasted financial information and its reasonableness, please discuss the material assumptions and underlying bases of any financial projections, including the earnings, cashflow, valuation multiples, growth rates, revenue growth, operating costs, gross margins, net income, etc. and the limitations of the forecasts.

11.   We note your revisions in response to our prior comment 28. Please revise your description of the September 22, 2021 videoconference to disclose what was discussed.

The Board of Directors' Reasons for the Approval of the Business Combination, page 140

12.   We note your revisions to our prior comment 35 and reissue. Please revise this section to discuss in more specific detail how each factor risk and uncertainty impacted your decision to recommend the Business Combination.

Information About ETAO, page 185

13.   We note your revisions in response to prior comment 10 and your statement there that, "The VIE Agreements are designed to provide the WFOEs with the power, rights and obligations equivalent in all material respects to those it would possess as the controlling equity holder of the VIEs, including majority control rights and the rights to the assets, property and revenue of the VIEs." Please revise to remove the implication that the contractual agreements are equivalent to equity ownership in the business of the VIEs.

Intellectual Property, page 215

14.   We note your revisions in response to our prior comment 38. We note that Patent Nos. 21-28 are undergoing substantive examination and do not include expiration dates. Please revise to include the anticipated expiration dates if issued.

Industry Overview, page 227

15.   Please tell us why you have included a discussion of challenges in the U.S. healthcare system. Please revise to address your markets or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations of ETAO
Key Components of Results of Operations
Revenue
4. Provision of medical technology services, page 255

16.   As previously requested in prior comment 41, please tell us your basis of accounting, citing relevant authoritative literature, for recognizing revenue related to commissions collected from services provided by doctors through your APP on a gross basis as principal instead of on a net basis as agent.

Security Ownership of Certain Beneficial Owners and Management, page 299

17.   We have reviewed your revisions in response to our prior comment 46 and reissue in part. We note the disclosure throughout your prospectus of the convertible promissory note entered into by and between the Company and the Sponsor on June 15, 2022. However, it appears that the convertible promissory note and the 10,000 shares issuable to the Sponsor is dated February 4, 2021. Please revise to resolve this apparent discrepancy.

ETAO International Group, Subsidiaries, And Variable Interest Entities
Statements of Changes in Shareholders' Equity, page F-47

18.   We note your revisions to prior comment 47. In this regard, we note your disclosure on page F-76 stating that share based compensation expenses for 2020 related to the shares issued to executives and employees, that there was no established fair market for the shares issued, and that they were recognized at par value. However, we note on your statement of shareholder's equity that you reported APIC of approximately $1.2 million. Please advise, and tell us your consideration of providing the disclosures required by ASC 718-10-50, as applicable.

General

19.   With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an

initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company and any price appreciation in the combined company.

You may contact Tracie Mariner at 202-551-3744 or Sasha Parikh if you have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-5831 or Christine Westbrook at 202-551-5019 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Mitchell Nussbaum, Esq.